Exhibit 99.1

PRESS RELEASE

Immatics Presents Clinical Activity of IMA402 PRAME Bispecific and
IMA203CD8 PRAME Cell Therapy across Advanced Solid Tumors in
Two Oral Presentations at 2026 ESMO Annual Meeting

•	IMA402 PRAME bispecific continues to demonstrate encouraging anti-tumor activity in multiple indications, alongside a favorable safety profile

•	IMA402 achieved a cORR of 32%, 12.5 months median DOR and a 1-year OS rate of 91% in advanced melanoma patients with high PRAME expression

•	Clinical profile of IMA402 reinforces development path across multiple solid tumor indications, including melanoma, gynecologic cancers and lung cancer, in earlier and later treatment lines, supported by Immatics’ innovative, rapid liquid biopsy-based PRAME testing

•	IMA203CD8 PRAME cell therapy demonstrated deep and durable anti-tumor activity across multiple tumor types with a manageable safety profile, supporting its tumor-agnostic potential. At clinically relevant dose levels in patients with advanced, heavily pretreated gynecologic cancers, cORR was 55% with a median DOR of 8.4 months

Houston, Texas and Tuebingen, Germany, October 24, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today announced updated clinical trial data from its ongoing Phase 1b study with IMA402 PRAME bispecific and its Phase 1 study with IMA203CD8 PRAME cell therapy.

The IMA402 data will be presented in a rapid oral presentation (1955RO) by Dirk Schadendorf, M.D., and the IMA203CD8 data were presented in an oral presentation (1946O) by Antonia Busse, M.D., at the 2026 Annual Meeting of the European Society for Medical Oncology (ESMO) in Madrid, Spain. In addition, exploratory analyses of the anzu-cel Phase 1b melanoma cohort will be presented in a poster (2128P) by Sapna Patel, M.D. The slides are available in the ‘Events & Presentations’ section of the Investor & Media page on the Company’s website.

“The data presented at ESMO further underscore the potential of IMA402 as an off-the-shelf treatment option for patients with solid cancers. This promising clinical profile reinforces our strategy as we continue to advance IMA402 across multiple cancer types and treatment lines,

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with combination approaches further expanding its reach,” said Cedrik Britten, M.D., Ph.D., Chief Medical Officer at Immatics. “In addition, as the IMA203CD8 PRAME cell therapy data continue to mature, we are increasingly encouraged by its broad potential for patients with advanced PRAME-positive cancers. Together with anzu-cel, IMA402 and IMA203CD8 give us three distinct and complementary approaches to target PRAME, with the potential to reach more patients across a broad range of cancers.”

Rapid Oral Presentation Summary - IMA402 PRAME TCR Bispecific Phase 1b Trial

Patient Population: Heavily pretreated patient population with a median of 3 prior lines of therapy

As of the data cutoff on June 1, 2026, 126 heavily pretreated patients across multiple tumor types, primarily melanoma and ovarian cancer, received at least one infusion of IMA402 during the dose escalation or dose expansion part of the ongoing trial (NCT05958121). Patients had received a median of 3 prior lines of systemic treatment, had a median target lesion sum of diameter of 7.4 cm and had a median of 4 tumor lesions. The efficacy population included 40 patients treated within the recommended Phase 2 dose (RP2D) range of 10 to 45 mg across varying levels of PRAME expression. Within this population, 31 patients exhibited high PRAME expression levels (PRAME-high)1 in their tumors. Of these, all patients with PRAME-high melanoma had received prior systemic treatment with immune checkpoint inhibitors (ICI), with a median of 2 prior ICI regimens and all patients with PRAME-high ovarian cancer were previously treated with platinum-based chemotherapy.

Safety: Favorable tolerability profile as monotherapy and as combination therapy

IMA402 showed favorable tolerability across all doses. The most frequent treatment-related adverse events (TRAEs) were expected, transient lymphopenia and low-grade cytokine release syndrome (CRS), consistent with the mechanism of action. No cases of ICANS were reported. No IMA402-related Grade 5 events were reported. Tolerability was consistent across all evaluated doses, including the RP2D range, with no additive toxicity observed when combined with an ICI.

Anti-tumor Activity and Durability: 32% cORR in PRAME-high melanoma with promising durability and survival

IMA402 showed promising anti-tumor activity as monotherapy (n=36) or in combination with an immune checkpoint inhibitor (n=4) in the efficacy population at RP2D range. Treatment with IMA402 demonstrated 10 confirmed responses resulting in an overall confirmed objective response rate (cORR) of 25% (10/40) and a disease control rate (DCR) of 63% (25/40). This includes one confirmed complete response in melanoma. The longest ongoing response exceeded 2 years. In the PRAME-high population, cORR was 32% (10/31) across all indications and 32% (7/22) in patients with melanoma. The PRAME-high melanoma population further showed a median duration of response (mDOR) of 12.5 months (median follow-up, mFU, 16.8 months). Median overall survival (mOS) was not reached (mFU 8.8 months), with 91% of patients alive at 1 year (versus 60% of patients treated below RP2D range), indicating

1 Patients showed PRAME expression 3-fold higher than the PRAME qPCR threshold, based on an exploratory analysis in the efficacy population. More than 80% of patients with cut. melanoma are estimated to have PRAME-high expression based on Immatics and TCGA RNA seq data.

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promising overall survival data irrespective of best response. Among 6 patients with PRAME-high ovarian cancer, 3 confirmed responses were reported.

a Includes cutaneous melanoma and one patient with uveal melanoma. b Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1); BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Next Development Steps for IMA402:

The promising clinical profile of IMA402 supports a development path across various solid tumors in earlier and later treatment lines. These include combination approaches with ICIs in melanoma and in gynecologic cancers as well as IMA402 in combination with the Company’s MAGEA4/8-directed bispecific, IMA401, in lung cancer with first data expected in 2027. Furthermore, the use of Immatics’ proprietary rapid, sensitive and reliable liquid biopsy-based PRAME testing enables precise patient selection and could support potential fast-to-market strategies, subject to regulatory approval, in PRAME-high melanoma and beyond.

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Oral Presentation Summary - IMA203CD8 PRAME Cell Therapy Phase 1 Trial

Patient population: Heavily pretreated patient population with limited treatment options

As of the data cutoff on August 7, 2026, 98 heavily pretreated patients across multiple advanced solid tumor types expressing PRAME that had undergone a median of 3 prior systemic treatments were enrolled in the ongoing Phase 1 dose escalation/dose expansion trial (NCT03686124). Of these, 90 patients were evaluable for efficacy, including 27 with gynecologic cancers (ovarian and uterine cancer), 44 with melanoma, 12 with synovial sarcoma and 7 with other solid tumor types. All patients with ovarian cancer had received prior platinum-based therapy.

Safety: Treatment with IMA203CD8 was manageable

IMA203CD8 demonstrated a consistent and manageable safety profile across different solid tumor types and a wide dose range (median dose 1.81x109 TCR T cells, range 0.44-12.50x109). The most frequent treatment-emergent adverse events (TEAEs) were expected and included transient cytopenias associated with the lymphodepletion regimen and low-grade cytokine release syndrome (CRS), consistent with the mechanism of action. ICANS was infrequently observed, and no IMA203CD8-related Grade 5 events occurred. Maximum tolerated dose (MTD) was not reached with doses up to 12.5 billion IMA203CD8 cells.

Anti-tumor Activity and Durability: One-time infusion of IMA203CD8 PRAME cell therapy showed anti-tumor activity across multiple tumor types

Across all evaluated dose levels and tumor types, including lower dose levels not selected for further clinical development, a one-time infusion of IMA203CD8 demonstrated an ORR of 51% (46/90) and a cORR of 41% (36/87). The DCR was 82% (74/90) and 83% (71/86) of patients with evaluable target lesions experienced tumor reduction. Responses were observed across multiple solid tumors expressing PRAME, including ovarian cancer, uterine cancer, melanoma, synovial sarcoma, and others. Durable long-term responses were observed with ongoing responses for more than 2.5 years.

3 patients without any post-baseline scan not evaluable for assessment of tumor reduction, not depicted in the plot, but included in efficacy calculations. For patients achieving a (c)CR with <100% change from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; BOR, best overall response; (c)CR, (confirmed) complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

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In 20 patients with gynecologic cancers (ovarian and uterine cancer) treated at clinically relevant dose levels (≥DL4c), IMA203CD8 demonstrated consistent anti-tumor activity with an ORR of 60% (12/20) and a cORR of 55% (11/20), a DCR of 70% (14/20) and tumor reduction in 68% (13/19) of patients. Early durability data showed a mDOR of 8.4 months (mFU 6.0 months), a mPFS of 5.8 months (mFU 8.1 months) and mOS not reached at 7.8 months mFU.

1 patient without any post-baseline scan not evaluable for assessment of tumor reduction, not depicted in plot, but included in efficacy calculations; those patients achieving a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; BOR, best overall response; (c)CR, (confirmed) complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Next Development Steps for IMA203CD8:

Phase 1a dose escalation is complete. Immatics is currently enrolling patients with uterine cancer at clinically relevant doses to further expand the clinical dataset in this indication. In addition, a Phase 1/2 investigator-initiated trial (IIT) in patients with PRAME-positive pediatric cancers is planned to start in 1H 2027. The clinical activity of IMA203CD8 observed across tumor types with distinct biology and differing levels of PRAME expression, including ovarian cancer, uterine cancer, melanoma and synovial sarcoma, supports the broad applicability of IMA203CD8 across PRAME-positive cancers. The development approach for IMA203CD8 will leverage targeted cohorts of selected tumor types, such as ovarian cancer, uterine cancer, rare cancers and pediatric cancers to build the clinical evidence base for broader, tumor-agnostic application.

Poster Presentation Summary – Anzu-cel Phase 1b Melanoma Cohort

Additional exploratory analyses (data cutoff Sept 24, 2025) of anzu-cel (anzutresgene autoleucel, IMA203), presented in a poster (2128P) by Sapna Patel, M.D., demonstrated durable clinical benefit following a one-time treatment in a heavily pretreated population of patients with advanced melanoma. Durable clinical benefit was observed across patients with varied baseline clinical and treatment characteristics, with no single characteristic identified as a predictor of prolonged PFS. Exploratory analyses suggested that lower tumor burden, lower LDH, and a higher effector-to-target ratio may be associated with longer PFS. These findings further strengthen the clinical profile of anzu-cel, which is currently being evaluated in the Phase 3 SUPRAME trial in advanced melanoma.

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About IMA402 PRAME Bispecific

IMA402 is a molecule from Immatics’ TCR bispecifics (TCER®) pipeline directed against an HLA-A*02:01-presented peptide derived from PRAME. IMA402 is currently being evaluated in a Phase 1b clinical trial in patients with solid tumors expressing PRAME. IMA402 is part of Immatics’ strategy to leverage the full clinical potential of targeting PRAME, one of the most promising targets for TCR-based therapies.

About IMA203CD8 PRAME Cell Therapy

IMA203CD8 is Immatics’ PRAME-directed TCR T-cell therapy engineered to recognize an intracellular PRAME-derived peptide presented by HLA-A*02:01 on the cell surface and initiate a potent and specific anti-tumor response. Co-transduction of CD8αβ with the PRAME TCR adds functional CD4+ T cells designed to boost anti-tumor activity. IMA203CD8 is currently being evaluated in a Phase 1b clinical trial in solid tumors expressing PRAME.

About Anzu-cel PRAME Cell Therapy

Anzu-cel (anzutresgene autoleucel; IMA203) is a PRAME-directed TCR T-cell therapy engineered to recognize an intracellular PRAME-derived peptide presented by HLA-A*02:01 on the cell surface and initiate a potent and specific anti-tumor response. Anzu-cel PRAME cell therapy is currently being evaluated in a registration-enabling randomized controlled Phase 3 trial, “SUPRAME,” in patients with unresectable or metastatic melanoma who have disease progression on or after treatment with at least one checkpoint inhibitor. In parallel, the Phase 1/2 clinical trial is ongoing with a focus on uveal melanoma.

About PRAME

PRAME is a tumor-associated target expressed in more than 50 cancers. Immatics’ PRAME franchise includes multiple product candidates, therapeutic modalities, indications and combination approaches: anzu-cel (anzutresgene autoleucel; IMA203) and IMA203CD8, both PRAME-directed cell therapies, and IMA402, a PRAME-directed bispecific. Combination approaches include IMA402 with immune checkpoint inhibitors, IMA402 with the MAGEA4/8-directed bispecific IMA401, and anzu-cel in combination with Moderna’s PRAME mRNA therapy designed to enhance the cell therapy response.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA, BLA and other regulatory filings, the timing of commercial launches, estimated market

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opportunities, manufacturing timetables, capacity and success rates, the potential benefits of product candidates, the Company’s intended strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media

Trophic Communications

Phone: +49 151 74416179

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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